January 24, 2008

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Attn: Mr. Mark P. Shuman
100 F. St. N.E., Mail Stop 4561
Washington, D.C. 20549

Re:	Mitek Systems, Inc. Application for Withdrawal of Registration Statement on Form S-4 (Registration No. 333-138495) - Filed on November 8, 2006

Mr. Shuman:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Mitek Systems, Inc. (the “Registrant”) hereby respectfully requests that its Registration Statement on Form S-4, Commission File No. 333-138495 (the “Registration Statement”), and all the amendments and exhibits thereto, be immediately withdrawn and that an order of the Commission granting such withdrawal be granted.

The Registrant filed the Registration Statement on November 8, 2006, to register up to 51,869,458 shares of its common stock to be issued in connection with the Registrant’s anticipated merger transaction with Parascript LLC. The Registrant is withdrawing the Registration Statement because, as reported in the Registrant’s Current Report on Form 8-K filed with the Commission on January 25, 2007, the agreement between the Registrant and Parascript LLC was terminated and will not be consummated. The Registration Statement has not become effective and no offers or sales have been made or will be made under the Registration Statement.

The Registrant also requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account for future use.

If you have any questions regarding the foregoing application for withdrawal, please feel free to contact the Registrant's legal counsel, P. Blake Allen, Esq. at 619-744-2231.

Sincerely, Mitek Systems, Inc.

By:	/s/ Tesfaye Hailemichael
Tesfaye Hailemichael, Chief Financial Officer